UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2022

Delwinds Insurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 337-4077

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	DWIN.U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	DWIN	The New York Stock Exchange

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	DWIN.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On September 14, 2022, Delwinds Insurance Acquisition Corp. (“Delwinds” or the “Company”) held a special meeting of its stockholders (the “Special Meeting”), at which holders of 12,862,348 shares of Delwinds’ common stock (the “Common Stock”) were present in person or by proxy, constituting a quorum for the transaction of business. Only stockholders of record as of the close of business on August 19, 2022, the record date for the Special Meeting, were entitled to vote at the Special Meeting. As of the record date, 16,711,328 shares of Common Stock were outstanding and entitled to vote at the Special Meeting.

At the Special Meeting, the Company’s stockholders approved an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”). The Charter Amendment removes from the Charter requirements limiting Delwinds’ ability to redeem shares of Delwinds Class A common stock and consummate an initial business combination if the amount of such redemptions would cause Delwinds to have less than $5,000,001 in net tangible assets. The terms of the Charter Amendment are set forth in the Company’s definitive joint proxy statement/consent solicitation statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2022 (the “Proxy Statement/Prospectus”).

The foregoing description is qualified in its entirety by reference to the Charter Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Special Meeting, the proposals listed below were presented, which are described in more detail in the Proxy Statement/Prospectus. A summary of the final voting results at the Special Meeting is set forth below:

Proposal 1 – The NTA Proposal

Delwinds’ stockholders approved Proposal 1. The votes cast were as follows:

For	Against	Abstain
11,725,545	1,037,959	98,844

Proposal 2 – The Business Combination Proposal

Delwinds’ stockholders approved Proposal 2. The votes cast were as follows:

For	Against	Abstain
11,725,545	1,037,959	98,844

Proposal 3 – The Charter Proposal

Delwinds’ stockholders approved Proposal 3. The votes cast were as follows:

For	Against	Abstain
11,725,545	1,037,959	98,844

Proposals 4-7 – The Advisory Charter Proposals

Delwinds’ stockholders approved Proposals 4 - 7. The votes cast were as follows:

Proposal 4:

For	Against	Abstain
11,725,545	1,037,959	98,844

Proposal 5:

For	Against	Abstain
11,033,867	1,729,637	98,944

Proposal 6:

For	Against	Abstain
12,763,504	0	98,944

Proposal 7:

For	Against	Abstain
11,725,545	1,037,959	98,944

Proposal 8 – The Incentive Plan Proposal

Delwinds’ stockholders approved Proposal 8. The votes cast were as follows:

For	Against	Abstain
12,763,340	164	98,944

Proposal 9 – The Management Contingent Share Plan Proposal

Delwinds’ stockholders approved Proposal 9. The votes cast were as follows:

For	Against	Abstain
11,725,381	1,038,123	98,944

Proposal 10 – The Insider Letter Amendment Proposal

Delwinds’ stockholders approved Proposal 10. The votes cast were as follows:

For	Against	Abstain
11,725,381	1,038,123	98,944

Proposal 11 – The NYSE Proposal

Delwinds’ stockholders approved Proposal 11. The votes cast were as follows:

For	Against	Abstain
11,725,545	1,037,959	98,944

Proposal 12 – The Director Election Proposal

Delwinds’ stockholders approved Proposal 12. The votes cast were as follows:

Name	For	Withheld
Jon Sabes	11,824,389	1,037,959
Andrew J. Poole	11,824,389	1,037,959
Bret Barnes	11,824,389	1,037,959
Murdoc Khaleghi	11,824,389	1,037,959

 As there were sufficient votes at the time of the Special Meeting to approve each of the above proposals, the “Adjournment Proposal” described in the Proxy Statement/Prospectus was not presented to stockholders.

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus, the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of February 24, 2022 (as amended on April 26, 2022, July 6, 2022 and August 12, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), are expected to be consummated on or around September 15, 2022. As previously disclosed, following the consummation of the Transactions, the common stock and warrants of FOXO Technologies Inc. (“FOXO”) are expected to begin trading on the NYSE American under the symbols “FOXO” and “FOXO WS,” respectively, on September 16, 2022.

Forward Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of Delwinds and FOXO and their respective affiliates from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Delewinds’ and FOXO’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “aim,” “continue,” “target,” “milestone,” “will,” “could,” “should,” “believe,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Delwinds’ and FOXO’s expectations with respect to future performance and anticipated financial impacts of the , the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Delwinds or FOXO and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to satisfy conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of FOXO’s common stock on the NYSE American following consummation of the Transactions; (4) the risk that the Transactions disrupt current plans and operations of FOXO as a result of the announcement and consummation of the Transactions; (5) the ability of the combined company to recognize the anticipated benefits of the Transactions or meet its financial and strategic goals, which may be affected by, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability, maintain relationships with customers, suppliers and retailers and retain its management and key employees; (6) costs related to the Transactions; (7) changes in applicable laws or regulations; (8) the possibility that Delwinds or FOXO may be adversely affected by other economic, business, and/or competitive factors; and (9) the effect of the COVID-19 pandemic on Delwinds and FOXO and their ability to consummate the proposed business combination; and (10) other risks and uncertainties described from time to time in the Proxy Statement/Prospectus, including those under the heading “Risk Factors” therein as well as other risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Delwinds. The foregoing list of factors is not exclusive. Readers are referred to the most recent reports filed with the SEC by Delwinds. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Delwinds and FOXO undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those projections and forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of Delwinds or FOXO.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
3.1	Amendment to Amended and Restated Certificate of Incorporation.
104	Cover Page Interactive Data File, formatted in Inline XBRL (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELWIND INSURANCE ACQUISITION CORP.

Dated: September 14, 2022	By:	/s/ Andrew J. Poole
		Name:	Andrew J. Poole
		Title:	Chief Executive Officer

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